UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Kang Xin
	Name:	Kang Xin
	Title:	Company Secretary
Dated: August 18, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated August 15, 2008, entitled “Date of Board Meeting”.

Exhibit 99.1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

DATE OF BOARD MEETING

The board of directors (the "Board") of CNOOC Limited (the "Company") announces that a meeting of the Board will be held on Wednesday, 27 August 2008, whereat the Board will, amongst other matters, approve the release of the interim results of the Company and its subsidiaries for the six months ended 30 June 2008 and consider the payment of an interim dividend.

By Order of the Board CNOOC Limited Kang Xin Company Secretary

Hong Kong, 15 August 2008

As at the date of this announcement, the Board comprises:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao